st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

30 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Fir [redacted]
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Update on St.George's Financial Performance;
- UK & US Investor Presentations;
- Retirement of Group Executive IT and Realignment of Group; and
- St.George Prices Crusade Global Trust No. 1 of 2007.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

st.george

news release

5 March 2007

Update on St.George's financial performance - on track for EPS targets

During March, St.George will be presenting at a number of offshore investor conferences.

The following information will be provided at the conferences:

- Earnings momentum continues to be driven by high single digit percentage revenue growth.
- Residential receivables growth for the five months ended February is 7 per cent annualised, with a large pipeline that supports the target of growth in line with system for the year ending September 2007. St.George expects system growth to be around 10 to 12 per cent for the full year.
- Middle market receivables growth for the five months ended February is 17 per cent annualised, with a healthy pipeline that supports the target of growth at twice system for the year ending 30 September 2007. St.George expects system growth for this segment to be around 12 per cent for the full year.
- Deposit volumes continue to be managed with a focus on profitable growth.
- Managed funds growth for the five months ended February is 27 per cent annualised, reflecting strong net inflows and favourable market conditions.
- Credit quality remains strong.

St.George remains on track to meet its EPS growth targets of 10 per cent in 2007 and 2008.

Ends...

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 439

1

St.George Bank

Investor Conferences
London and New York
March 2007

Steve Mckerihan
Chief Financial Officer
Rob Chapman
Managing Director BankSA

st.george

2

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

St.George Bank is....

- Australia's 5th largest retail bank
- Differentiated by customer service
- Energetic, practical and focused
- Delivering sustainable, high quality earnings
- A low risk, growth orientated financial services company

On track to meet FY07 and FY08 EPS targets

St.George Bank is....

Retail branches by state



ACT
13

- c.2.9m customers
- c.8,600 employees

Business volumes

	$bn	Market Share %
Retail Deposits	43.1	10
Residential Lending*	62.7	9
Managed Funds^	39.3	9
Middle Market**	19.0	8

Big enough to offer the full range of products and services
yet small enough to adapt and grow in a competitive market

All business volumes as at Sep-06 *Includes securitised loans **Includes bill acceptances
^Market share percentage of total funds under administration

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

Australian economy – strong and robust

- The Australian economy is robust, benefiting from high commodities prices and strong export markets
- WA and QLD have benefited particularly from higher resource prices and investment activity
- Unemployment around 30 year low at 4.5%
- NSW growth is slower than the national average at 0.8%*, but the state's economy remains resilient
- Official interest rates have increased by 0.75% over the last 12 months in response to the strong economy. Markets expect official interest rates to remain stable in the medium term
- Federal and NSW State elections to be held during CY07

*NSW state final demand for the year to Sep-06

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

Profit result – FY06

	Sep-06	Sep-05	Change %
Profit - full AIFRS^	$1,048m	$889m	17.9
- cash AIFRS*	$1,026m	$896m	14.5
Earnings per share - cash AIFRS*	195.8¢	173.1¢	13.1
Return on equity - cash AIFRS*	22.9%	22.1%	
Expense to income - cash AIFRS*	44.0%	47.1%	
Dividend	151¢	137¢	10.2

^Full AIFRS includes hedging and derivatives, significant items and goodwill impairment
*Cash AIFRS excludes these items

9

Superior return on equity



%
Return on equity
25
20
15
22.9
16.6
AGAAP*
Cash AIFRS
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

5 consecutive years of improvement in ROE

*After preference dividends, before significant items and goodwill

10

Robust business volumes growth



$bn
100
50
0
15.4%
93.4
10.7%
43.1
39.3
20.3%
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Lending
Retail Deposits
Managed Funds

Percentages Sep-05 to Sep-06 excluding St.George New Zealand

11

Delivering high quality earnings



$bn
3
2
1
0
9.0%
3.0
AGAAP
Cash AIFRS
1.8%
1.3
1.0
14.5%
Revenue
Expenses
Earnings*
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

Revenue growth 5yr CAGR 10%

*After tax expense and preference dividends. Percentages Sep-05 to Sep-06 before significant items

12

Optimising our efficiency ratio



St.George expense to income ratio
%
55
50
45
40
53.6
AGAAP^
Cash AIFRS
44.0
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Peer group expense to income ratio*
%
70
60
50
40
66.5
64.5
55.6
46.1
45.6
45.6
44.4
44.0
Bendigo Bank
Bank of QLD
NAB
WBC
CBA
ANZ
Suncorp
St.George

^Excluding goodwill and before significant items. *Ratios as at the companies last reporting date

13

Maintaining excellent credit quality

Gross non-accruals/total receivables*


bps
100
50
0
Average of the 4 majors
St.George
77
21
23
9
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

- Business lending credit quality remains excellent
- Moderate deterioration in unsecured consumer lending write-offs, absolute levels remain low
- Low risk business mix
- Proven track record

Bad and doubtful debts 0.23% of average total receivables^

*Sep-05 onwards includes securitisation and bill acceptances. ^Excludes securitisation and bill acceptances

14

Dividend growth strong and consistent

Dividend payout


¢
155
105
55
65
80
95
122
137
151
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

Earnings per share


¢
200
150
100
AGAAP*
102
125
142
161
173
196
Cash AIFRS
5yr CAGR 14%
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06

Dividend payout 5yr CAGR 18%

*Before significant items and goodwill

15

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

16

Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture

17

Update on key priorities

- Home loans
- Retail deposits
- Middle market
- Managed funds
- Interstate strategy
- Customer service

18

Home Loans – solid performance

Residential receivables



$bn
70
50
30
12.2%*
62.7
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

- NSW market remains subdued
- New St.George branded owner operated model launched in Sep-06
- New 'basic' and 'packaged' products launched in Feb-07
- Broker introduced flows stable at c.46%
- Credit quality remains strong

Strong pipeline momentum leading into 2H07

*Percentage Sep-05 to Sep-06 excluding St.George New Zealand

Deposits – balancing growth and profitability

Retail deposit balances


10.7%*
$bn
45
35
25
43.1
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

- Robust growth in volumes due to:
  - restructure of 'Freedom' transaction accounts in Jul-06
  - launch of new Visa Debit product suite in Nov-06
  - strong marketing of term deposit and investment cash accounts
- Solid margin performance supported by:
  - robust growth in transaction accounts
  - recent rises in official interest rates

Product mix supporting profitable growth

*Percentage Sep-05 to Sep-06 excluding St.George New Zealand

Middle Market – relationship model delivering

Total middle market receivables


23.9%*
$bn
20
15
10
5
19.0
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

- NSW portfolio performing well despite subdued economy
- Significant investment in people and infrastructure continues
- Target industry segments strategy delivering
- Credit quality remains strong

Targeting twice system growth in FY07
55% of portfolio domiciled in NSW and ACT

*Percentage Sep-05 to Sep-06

Wealth Management – strong momentum

Total managed funds


20.3%*
$bn
40
30
20
10
39.3
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06

- Excellent net inflows reflecting:
  - expanded distribution channels and product innovation
  - favourable equity markets
  - industry leading levels of customer satisfaction and retention
- Additional opportunity due to recent changes in super legislation

Consistently ranked in top 5 for net flows

*Percentage Sep-05 to Sep-06

Investing for growth in VIC, QLD and WA

Volume CAGR Sep-03 to Sep-06

	Home Loans %	Middle Market %	Deposits %
VIC	22	26	26
QLD	21	30	10
WA*	19	29	34

VIC, QLD and WA now represent 30% of residential receivables, 29% of Middle Market receivables and 19% of retail deposits

VIC

Since Mar-03 we have:

- Doubled lending receivables and wealth FUM and increased market shares in targeted segments
- Increased staff by 58%, built 15 new banking sites^

QLD

- Exceeded FY06 system growth across all targeted segments including 2.5 times system in middle market
- 4 new sites^^ planned for FY07

WA

- Exceeded FY06 system growth across all target segments including 2 times system in middle market
- 4 new sites planned for FY07

*Includes Asgard cash management accounts. ^Includes 10 retail and 5 business sites. ^^Combined retail and business site

Delivering on our customer service formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- Top quartile staff engagement score* and outstanding key staff retention
- Team-based, positive, energetic culture, focused on making a difference for customers

Compelling place to bank

- 7% differential in customer satisfaction compared to average of major banks^
- Industry leading customer retention rates in GOLD, Middle Market and Asgard

Compelling place to invest

- Since Sep-01
  - 14% EPS growth CAGR
  - 20% average per annum ROE
- Consistently excellent credit quality

*The Gallup Organization Staff Survey 2006, Engagement Index Australian Top Quartile
^Source: Roy Morgan Research Jan-07 rolling 3-mth average. Respondents (aged14+) with transaction accounts

About St.George

Australian economy

Financial dimensions

Business priorities and customer service strategy

Going forward

Outlook

Sector outlook

- National home loan credit growth to moderate to around 10%-12%
- National business lending growth to remain solid
- Markets expecting official interest rates to remain stable in the medium term
- NSW economic growth to remain subdued throughout 2007
- Competitive environment to remain intense

St.George outlook

- Home loan portfolio targeting to grow in line with system over the full year
- Middle market targeting twice system growth over the full year
- Deposit volumes managed with focus on profitable growth
- Wealth management net inflows to exceed system growth

St.George on track to meet FY07 and FY08 EPS targets

Targets: FY07 and FY08

EPS growth FY07	10%*
EPS growth FY08	10%*
Cost to income	Manage to low end of peer group
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

*AIFRS targets exclude impact of hedging and derivatives

Confidence for the future

- Core strengths of people and culture
- Strong customer loyalty and advocacy
- Room to grow across products, segments and geographies
- Focused, agile and quick to innovate
- Management team with track record of excellent execution

St.George better positioned than ever to deliver quality and sustainable financial results

st.george

Appendix

st.george

Potential MSCI inclusion

- In Jan-07 the MSCI announced that they are changing the way the Developed Market Large/Mid Cap index is calculated to make it more cohesive
- MSCI has indicated that St.George will be added to the Large/Mid index
- The provisional schedule indicates that implementation of the changed index will be in 3 phases beginning Oct-07, with the final phase implemented in Jun-08
- The final methodology and transition will be announced on or before 31 Mar-07

Capital management

- Tier 1 ratio within 7.0 – 7.5% range following $300m non innovative convertible preference share issuance in Dec-06
- Securitisation* to retain key role in capital management program
- DPS growth to broadly match EPS growth
- Potential opportunity to replace US Depositary Capital Securities in Jun-07
- Dialogue with APRA continues regarding minimum regulatory capital ratios ahead of the expiry of AIFRS transition adjustments and commencement of Basel II

*$8.2bn of residential loans securitised in FY06

Basel II

- Targeting Advanced Retail Credit Risk, Foundation Corporate Credit Risk and Advanced Operational Risk status
- Advanced Corporate Credit Risk is to be addressed over 2008 for target status by end 2009
- Application to adopt Advanced Retail and Foundation Corporate approaches to Credit Risk submitted to APRA in Sep-05
- Application to adopt the Advanced Measurement Approach to Operational Risk submitted to APRA in Sep-06
- Accreditation applications for Securitisation and Interest Rate Risk in the Banking Book to be submitted during 2007*
- Accreditation and timing subject to APRA approval

*In line with APRA guidelines

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

RECEIVED
2007 APR -2 A 10:03
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

st.george

news release

14 March 2007

Retirement of John Loebenstein, Group Executive, Information Technology and Organisational Realignment of Group

John Loebenstein, Group Executive *Information Technology and Chief Information Officer* has, after an outstanding 12 year career with St.George, announced that he will retire at the end of the financial year.

During his time with the Group, John was responsible for, amongst other things, the significant integration of the St.George, Advance and BankSA IT systems following the Group's merger in 1997, and the Y2K, GST and Best Bank projects. In addition to his excellent project management, John will also be remembered for significantly strengthening and improving IT-business unit engagement. He leaves a very strong platform.

As a consequence of John's retirement, the Group has taken the opportunity to realign its organisational structure to support its longer term customer focused strategy.

A new *Retail Bank and Wealth Management* division has been established. It integrates the *Retail Business* division, currently headed by David Gall (responsible for sales, service and distribution) with the *Retail Financial Services* division headed by Paul Fegan. The past two years have been successful in building a significantly strengthened retail distribution franchise, which now facilitates taking an integrated Retail Bank to the next level. Paul Fegan will head this division.

A *Group Technology and Operations* division has been created that incorporates, for the first time, key operations and IT across the Group. The alignment of *Operations* with *Information Technology* will ensure a fully integrated approach to processing and customer service improvements across the Group. Peter Clare will head this division.

Replacing Peter Clare, David Gall has been appointed as the head of *Group Strategy*. This is a pivotal role in the Group, accountable for the formulation of long-term strategy, for managing the Group's strategic investments and merger and acquisition activity. As part of the role, David will also be accountable for the management of the Group's captive mortgage insurer, St.George Insurance Australia (SGIA).

Geoff Lloyd continues as Chief Executive Officer of Asgard Wealth Solutions and head of Wealth Management for the Group. While reporting to Paul Fegan, Geoff will also be joining the *Group Executive Management* (GEM) Team.

Gail Kelly, Managing Director, St.George Bank said, "I would like to acknowledge the wonderful contribution that John has made to the St.George Group over the past 12 years. He is both a friend and a strong team member and we will miss him. We wish John and Marlene every happiness in the future."

"The further changes announced today will ensure that St.George continues its pattern of delivering high quality consistent performance well into the future. The Retail Bank is stronger than it has ever been and I am confident that under Paul Fegan's leadership, it will move to the next level," Gail Kelly said.

"As we seek to further improve our customer service and productivity, it is clear that technology and operations are interdependent and our new division, under Peter Clare's leadership reflects this."

"Finally, I welcome Geoff Lloyd onto the *Group Executive* team. With Wealth Management playing an increasingly important role in the Group's future, this is a logical next step," Gail Kelly concluded.

The Group confirms that it remains on track to meet its EPS growth targets of 10 per cent in 2007 and 2008.

These changes will be effective from Monday 2 April 2007.

Ends...

(Attachment – organisational structure)

Media contact:

Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432

Current St.George Structure


Managing Director & CEO
Gail Kelly
Wealth Management &
Retail Financial Services
Paul Fegan
Retail Business
David Gall
BankSA
Rob Chapman
Institutional &
Business Banking
Greg Barlett
Group Strategy
Peter Clare
Human Resources
Brett Wright
Information Technology
John Loebenstein
General Counsel
& Secretary
Michael Bowan
Chief Financial
Officer
Steve McKerihan
Chief Risk Officer
Greg Targett*

New St.George Group Structure from 2 April 2007


Managing Director & CEO
Gail Kelly
Retail Bank &
Wealth Management
Paul Fegan
Wealth Management
& CEO Asgard
Geoff Lloyd*
BankSA
Rob Chapman
Institutional &
Business Banking
Greg Bartlett
Group Strategy
David Gall
Human Resources
Brett Wright
Group Technology
& Operations
Peter Clare
General Counsel
& Secretary
Michael Bowan
Chief Financial
Officer
Steve McKerihan
Chief Risk Officer
Greg Targett*

* Member of the Group Executive

news

release

14 March 2007

St.George Prices Crusade Global Trust No. 1 of 2007

St.George Bank Limited announced the pricing on Thursday, 8 March in Sydney, London and New York of Crusade Global Trust No.1 of 2007, an issue of global mortgage-backed securities under its Crusade securitisation programme. The securities denominated in U.S. dollars will be registered with the Securities and Exchange Commission of the U.S.. The Australian dollar and Euro senior tranches will be listed on the Australian Stock Exchange. All securities will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an equivalent value of A$3.686 billion will be issued in 5 tranches, with the following pricing:

- The US$ 1.450 billion senior A-1 tranche was priced at 3 Month LIBOR plus 6 basis points.
- The A-2 senior tranche of Euro 600 million was priced at 3 Month EURIBOR plus 7 basis points.
- The A$ 700 million senior A-3 tranche was priced at 1 Month BBSW plus 15 basis points.
- Two subordinated tranches totalling A$ 94.1 million will also be issued.

It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investor Service.

The US dollar tranche had Credit Suisse and Greenwich Capital Markets as Joint Lead Managers. The Euro tranche had Credit Suisse and the Royal Bank of Scotland as Joint Lead Managers. The senior Australian dollar tranche had Credit Suisse, Royal Bank of Scotland and St.George Bank as Joint Lead Managers. Credit Suisse acted as Arranger on all tranches. Settlement is expected to occur on Thursday 15 March.

Ends...

Media contact:

Jeff Sheehan
General Manager Capital Markets
Tel: [02] 9320 5510
Mobile: 0412 251 194

END